Exhibit 99.(k)(i)

Prudential Global Funding LLC

Financial Statements and Independent Auditor’s

Report

December 31, 2015 and 2014

Prudential Global Funding LLC

Table of Contents

December 31, 2015 and 2014

Independent Auditor’s Report

To Members of Prudential Global Funding LLC

We have audited the accompanying financial statements of Prudential Global Funding LLC, which comprise the statements of financial condition as of December 31, 2015 and December 31, 2014, and the related statements of operations, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2015.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudential Global Funding LLC as of December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The Company is a member of a group of affiliated companies and, as described in Notes 1, 2, and 9 to the financial statements, has extensive transactions and relationships with members of the group. Because of these affiliated relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

July 15, 2016

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Prudential Global Funding LLC

Statements of Financial Condition

Years Ended December 31, 2015 and 2014

(in thousands of dollars)	2015	2014

Assets
Cash and cash equivalents	$772,468	$587,211
Trading assets, at fair value	313,115	302,501
Securities purchased under agreements to resell	—	75,462
Derivative financial instruments receivable, at fair value	3,651,729	3,569,739
Accounts receivable	9,369	24,361
Other assets	3,005	1,266

Total Assets	$4,749,686	$4,560,540

Liabilities and Members’ Equity
Liabilities
Trading liabilities, at fair value	$2	75,359
Securities sold under agreements to repurchase	7,172	208,716
Due to brokers	(1)	(1)
Derivative financial instruments payable, at fair value	4,643,511	4,199,483
Other liabilities	7,052	3,815

Total Liabilities	$4,657,736	$4,487,372

Commitments and contingencies	—	—
Members’ Equity
Contributed capital	10,628	10,628
Retained earnings	81,322	62,540
Total Members’ Equity (1)	91,950	73,168
Total Liabilities and Members’ Equity	$4,749,686	$4,560,540

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Statements of Operations

Years Ended December 31, 2015, 2014 and 2013

(in thousands of dollars)	2015	2014	2013

Revenues
Net trading income	$31,310	$52,925	$137,283
Interest income	16,746	15,102	12,589
Total revenues	48,056	68,027	149,872
Interest expense	19,347	16,516	11,116
Revenues, net of interest expense	28,709	51,511	138,756
Expenses
General and administrative expenses	8,384	9,356	7,666
Brokerage fees and commissions	1,543	475	386
Total expenses	9,927	9,831	8,052
Net income (loss)	$18,782	$41,680	$130,704

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Statements of Changes in Members’ Equity

Years Ended December 31, 2015, 2014 and 2013

(in thousands of dollars)	Contributed Capital	Retained Earnings	Total Members’ Equity
Balance at December 31, 2012	$133,675	$92,109	$225,784
Net income (loss)	—	130,704	130,704
Balance at December 31, 2013	133,675	222,813	356,488
Net income (loss)	—	41,680	41,680
Distributions	(123,047)	(201,953)	(325,000)
Balance at December 31, 2014	10,628	62,540	73,168
Net income (loss)	—	18,782	18,782
Balance at December 31, 2015	$10,628	$81,322	$91,950

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Statements of Cash Flows

Years Ended December 31, 2015, 2014 and 2013

(in thousands of dollars)	2015	2014	2013

Cash flows from operating activities
Net income (loss)	$18,782	$41,680	$130,704
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities
Decrease (increase) in operating assets
Trading assets, at fair value	(10,614)	(204,129)	29,113
Derivative financial instruments receivable, at fair value	(81,990)	487,904	(381,129)
Securities purchased under agreements to resell	75,462	(19,168)	(56,295)
Accounts receivable	14,992	120,457	(16,193)
Other assets	(1,739)	(580)	(103)
Increase (decrease) in operating liabilities
Trading liabilities, at fair value	(75,357)	19,111	56,246
Derivative financial instruments payable, at fair value	444,028	182,941	331,706
Other liabilities	3,237	(1,060)	1,935
Securities sold under agreements to repurchase	(201,544)	108,816	74,900
Net cash provided by/(used in) operating activities	185,257	735,973	170,884

Cash flows from financing activities
Distributions	—	(325,000)	—
Net cash provided by/(used in) financing activities	—	(325,000)	—

Net increase (decrease) in cash and cash equivalents	185,257	410,973	170,882
Cash and cash equivalents at beginning of year	587,211	176,238	5,356
Cash and cash equivalents at end of year	$772,468	$587,211	$176,238

Supplemental disclosure of cash flow information
Interest paid	$19,347	$16,516	$11,116

The accompanying notes are an integral part of these financial statements.

Prudential Global Funding LLC

Notes to Financial Statements

1.                            Organization and Nature of Operations

Prudential Global Funding LLC (“PGF”), formerly Prudential Global Funding, Inc., (the “Company”) is organized under the laws of the State of Delaware. The Company principally acts as a derivatives conduit facilitating derivative and related activity for The Prudential Insurance Company of America (“PICA”) and other subsidiaries of Prudential Financial, Inc. (“Prudential”). The Company is a dual-member limited liability company that is owned by PICA and Pruco Life Insurance Company (“PLAZ”), an Arizona Corporation. PICA and PLAZ have ownership percentages of 99% and 1%, respectively. PLAZ is a wholly-owned subsidiary of PICA.

The Company typically earns a spread for executing transactions between affiliates and unrelated third parties. This spread, which in the aggregate represents substantially all of the Company’s net trading income from core business operations, can vary from a percentage of a basis point to several basis points depending upon the nature of the transaction. The spread is determined based on an estimated profit margin that takes into account anticipated collateral and capital requirements, the credit quality of the counterparty, as well as the fixed costs incurred to support the Company’s operations.

Besides spread income, “Net trading income (loss)” includes an adjustment for the change in the fair value of Derivatives related to non-performance risk (“NPR”). The Company’s fair value estimate considers the risk that obligations arising from over-the-counter (“OTC”) derivative transactions will not be fulfilled by either counterparty, which may include a related party. The NPR adjustment relates only to the uncollateralized portion of a counterparty’s credit exposure or amount in excess of our bilateral collateral arrangements. Collateral arrangements with internal counterparties can differ from those with external counterparties. Certain internal agreements, particularly with most domestic insurance companies, have collateral posting thresholds at zero, limiting uncollateralized exposure to overnight settlements. Other internal agreements generally give the counterparty the option to make collateral calls. This can result in significantly less collateral posted by some internal counterparties with the Company. As each counterparty’s uncollateralized balance changes in size and fair value, the impact of the NPR adjustment on the fair value estimate can change significantly between the periods.

2.                            Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has extensive transactions and relationships with PICA and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company’s estimates are most significantly impacted by market and credit risks (see Note 8). Actual results could differ from those estimates.

Prudential Global Funding LLC

Notes to Financial Statements

The most significant estimates include those used in determining the valuation of investments including derivatives (in the absence of quoted market values) and amounts recoverable from unsecured bankrupt counterparties. (See Note 11)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, amounts due from banks, certain money market investments and other debt instruments with original maturities of three months or less when purchased. Money market instruments represent shares of the Dryden Core Fund. (See Note 9)

Gains and losses, including changes in fair value, on the other debt instruments are recorded as “Net trading income (loss)” in the accompanying Statements of Operations. Dividends received on money market instruments and interest earned or incurred on trading positions are recorded as interest income or expense.

Trading Assets and Liabilities

Purchases and sales of trading assets, at fair value and trading liabilities, at fair value are recorded on the trade date. Fair value is based on active market prices or broker or dealer quotations. See Note 4 for more information on fair value.

Trading assets, at fair value consist of highly liquid debt. Trading assets pledged, at fair value are securities pledged as collateral to counterparties, which in all cases the secured party has the right to rehypothecate. The fair value of trading assets pledged was $313 million and $298 million as of December 31, 2015 and 2014, respectively (see Note 9).

Trading liabilities, at fair value are securities sold, but not yet purchased, and represent liabilities resulting from the sale of securities that are borrowed by the Company. The Company’s affiliated clearing broker borrows securities on behalf of the Company or the Company purchases securities under agreements to resell to satisfy the delivery requirements of these sales.

Gains and losses, including changes in fair value, on trading positions are recorded as “Net trading income (loss)”. Interest earned or incurred on trading positions is recorded as “Interest income” or “Interest expense”.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the Statements of Financial Condition at the amounts at which the securities will be subsequently resold or repurchased, plus accrued interest. The Company takes possession of securities purchased under agreements to resell through its custodian and makes delivery of securities sold under agreements to repurchase. The fair value of securities is monitored, and additional collateral may be obtained or provided when considered appropriate to protect against credit exposure.

Interest income or expense on securities purchased under resale agreements and securities sold under repurchase agreements is recognized over the life of the transactions on the accrual basis.

Derivative Financial Instruments Receivable and Payable, at Fair Value

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns, and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and NPR used in valuation models. Derivative financial instruments generally used by the Company include swaps, swaptions, forwards, futures, and option contracts and may be exchange-traded or contracted in the OTC market. Derivative positions are recorded at fair value, generally by obtaining quoted

Prudential Global Funding LLC

Notes to Financial Statements

market prices or through the use of valuation models. The Company’s policy is to use mid-market pricing in determining its best estimate of fair value. See Note 4 for more information on fair value

Unrealized and realized gains and losses are reflected in “Net trading income (loss)”. The Company nets the fair value of all derivative financial instruments with all counterparties for which a master netting arrangement has been executed.

The Company manages credit risk by entering into derivative transactions with creditworthy counterparties and obtaining collateral where appropriate and customary, and by limiting single party credit exposures. The Company nets cash collateral against counterparty derivative balances on the Statements of Financial Condition. Securities collateral is not recognized on the Statements of Financial Condition. The Company had received net cash collateral of $998 million and $645 million, at December 31, 2015 and 2014, respectively. The Company posted net securities collateral of $196 million and $126 million as of December 31, 2015 and 2014, respectively. See Note 9 for more information on securities collateral.

Revenue

As described above, the Company earns revenue primarily based on the spread between offsetting transactions it has entered into with both affiliated and unaffiliated counterparties. The Company also earns income from proprietary trading activities. See Note 5 for more information on revenue from trading activities.

Salaries and Benefits Expense

PGF does not have its own employees. PGF personnel are employed by Prudential, and all employee-related expenses are allocated from Prudential. Employee benefits expenses include costs for funded and non-funded, contributory and non-contributory defined benefit pension plans of Prudential. Some of these benefits are based on final group earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. The Company’s allocation of net expense for the pension plans was $230 thousand, $172 thousand and $215 thousand in 2015, 2014 and 2013, respectively. Prudential sponsors voluntary savings plans for the Company’s employee’s 401(k) plans. The 401(k) plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4 percent of annual salary. The expense allocated to the Company for the matching contributions to the plans was $86 thousand, $80 thousand and $75 thousand in 2015, 2014 and 2013, respectively.

Share-based Payments

Prudential issues employee share-based compensation awards to certain of its employees, and the Company is charged for a share of this cost. The awards, which are issued under a plan authorized by Prudential Board of Directors, are subject to specific vesting conditions; generally the awards vest ratably over a three-year period, “the nominal vesting period”, or at the date the employee retires (as defined by the plan), if earlier. Compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (vesting period). For awards granted prior to January 1, 2006 that specify an employee vests in the award upon retirement, Prudential accounts for those awards using the nominal vesting period approach. Under this approach, the Company records its share of compensation expense over the nominal vesting period. If the employee retires before the end of the nominal vesting period, any remaining unrecognized compensation cost is recognized at the date of retirement. For awards granted subsequent to January 1, 2006, compensation cost is recognized on the date of grant for awards issued to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period.

The Company was charged $22 thousand, $35 thousand and $137 thousand for stock option expense in 2015, 2014 and 2013, respectively. Additionally, the Company was charged $819 thousand, $739 thousand and $513 thousand in 2015, 2014 and 2013, respectively, for restricted stock-based compensation. These costs are recorded as a component of “Salaries and benefits” expense on the Statements of Operations.

Prudential Global Funding LLC

Notes to Financial Statements

Income Taxes

The Company is a dual-member limited liability company. In accordance with federal and applicable state tax law, the Company is treated as a partnership of its member owners, PICA and PLAZ, and, as such, is generally not subject to federal, state and local income tax. The Company intends to conduct its affairs such that it will not be subject to income tax in any jurisdiction. All federal and state income tax liabilities and/or benefits are passed through to the member owners in accordance with the Internal Revenue Code. Accordingly, no provision is made for income taxes in the accompanying financial statements.

The member owners are included in the consolidated federal income tax return of Prudential. The member owners also file separate state income tax returns and are included in certain consolidated state income tax returns.

Adoption of New Accounting Pronouncements

There were no new accounting pronouncements adopted during 2015 requiring the application of critical accounting estimates.

In December 2013, the Financial Accounting Standards Board (“FASB”) issued updated guidance establishing a single definition of a public entity for use in financial accounting and reporting guidance. This new guidance is effective for all current and future reporting periods and did not have a significant effect on the Company’s financial position, results of operations, or financial statement disclosures.

In July 2013, the FASB issued new guidance regarding derivatives. The guidance permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting, in addition to the United States Treasury rate and London Inter-Bank Offered Rate (“LIBOR”). The guidance also removes the restriction on using different benchmark rates for similar hedges. The guidance is effective for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013, and should be applied prospectively. Adoption of the guidance did not have a significant effect on the Company’s financial position, results of operations, and financial statement disclosures.

In December 2011 and January 2013, FASB issued updated guidance regarding the disclosure of recognized derivative instruments (including bifurcated embedded derivatives), repurchase agreements and securities borrowing/lending transactions that are offset in the statement of financial position or are subject to an enforceable master netting arrangement or similar agreement (irrespective of whether they are offset in the statement of financial position). This new guidance requires an entity to disclose information on both a gross and net basis about instruments and transactions within the scope of this guidance. This new guidance is effective for interim or annual reporting periods beginning on or after January 1, 2013, and should be applied retrospectively for all comparative periods presented. The disclosures required by this guidance are included in Note 3.

3.                            Derivative Financial Instruments

Types of Derivative Financial Instruments

Under interest rate swaps, the Company agrees to exchange, at specified intervals, the difference between two defined interest rate amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Under currency forwards, the Company agrees to deliver or receive a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

Under currency swaps, the Company agrees to exchange, at specified intervals, the difference in value between one currency and another at a forward exchange rate and this is calculated by reference to an agreed principal

Prudential Global Funding LLC

Notes to Financial Statements

amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Under swaption agreements, the buyer has the right, but not the obligation, to enter into an interest rate swap at a specific date in the future, at a particular fixed rate, for a particular term. Similarly, under option agreements, the buyer has the right, but not the obligation, to purchase a referenced asset at a particular date or dates in the future for an agreed upon price.

Under credit derivatives, the Company agrees to make or receive payments contingent upon the occurrence of a specified credit event associated with a specific cash instrument or instruments. Depending on whether the Company is a writer or buyer of the derivative, the Company will receive or make premium payments under such contracts.

Under exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced investments, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts.

The tables below set forth a summary of the gross notional amount and fair value of derivative contracts by the primary underlying. Notional amounts are presented on a gross basis and include derivatives used to offset existing positions. As a derivatives conduit (see Note 1), most of the derivatives held by PGF are offset with another counterparty, thereby leaving it with minimal risk and net notional exposure. The fair value amounts below represent the gross fair value of derivative contracts prior to taking into account the netting effects of master netting agreements, cash collateral held with the same counterparty, and NPR. This netting impact results in total derivative assets $3,652 million and $3,570 million (of which $1,091 million and $2,122 million was with affiliated counterparties) as of December 31, 2015 and 2014, respectively, and total derivatives liabilities $4,644 million and $4,199 million (of which $4,628 million and $4,061 million was with affiliated counterparties) as of December 31, 2015 and 2014, respectively, reflected in the Consolidated Statements of Financial Position.

	December 31, 2015 Fair Value			December 31, 2014 Fair Value
(in thousands of dollars)	Notional	Assets	Liabilities	Notional (1)	Assets	Liabilities

Interest Rate
Interest Rate Swaps	$337,646,126	$14,831,880	$(14,927,015)	$344,759,885	$14,460,624	$(14,547,053)
Interest Rate Futures	25,916,000	1,978	—	29,663,000	4,241	—
Interest Rate Options	80,112,339	584,406	(582,667)	55,072,339	843,261	(840,641)
Foreign Currency
Foreign Currency Forwards	68,346,059	676,368	(680,886)	59,307,730	2,684,338	(2,674,658)
Foreign Currency Options	186,565	96	(96)	361,565	5,518	(5,223)
Currency/Interest Rate
Foreign Currency Swaps	53,490,601	3,932,317	(3,897,551)	50,144,414	3,130,247	(3,101,686)
Credit
Credit Default Swaps	2,685,232	40,759	(41,028)	4,264,986	33,189	(33,642)
Equity
Equity Futures	128,739	—	—	98,515		—
Equity Options	98,800,373	247,648	(248,007)	114,909,283	538,847	(548,484)
Total Return Swaps	36,411,688	323,898	(322,935)	30,119,439	526,447	(523,904)
Total	$703,723,722	$20,639,350	$(20,700,185)	$688,701,156	$22,226,712	$(22,275,291)

(1) All prior period Notional amounts have been revised to correct previously reported amounts, which revisions are primarily reflected against previously reported amounts for Interest Rate Swaps of $675,684,059, Interest Rate Futures of $0, Equity Options of $189,654,651, Total Return Swaps of $355,025 and Total Notional of $1,030,195,298. The Company does not believe the revision from prior period is material to the reader of the financial statements.

Prudential Global Funding LLC

Notes to Financial Statements

Offsetting Assets and Liabilities

The following table presents recognized derivative instruments, and repurchase and reverse repurchase agreements that are offset in the Statements of Financial Condition, and/or are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the Statements of Financial Condition.

	December 31, 2015
		Gross
	Gross	Amounts	Net amounts
	Amounts of	Offset in the	Presented in
	Recognized	Statement of	the Statement
	Financial	Financial	of Financial	Financial	Net
	Instruments	Position	Position	Instruments	Amount
			(in thousands)
Offsetting of Financial Assets:
Derivatives	$20,552,259	$(16,900,531)	$3,651,728	$(1,829,967)	$1,821,761
Securities purchased under agreements to resell	—	—	—	—	—
Total Assets	$20,552,259	$(16,900,531)	$3,651,728	$(1,829,967)	$1,821,761

Offsetting of Financial Liabilities:
Derivatives	$20,545,719	$(15,902,208)	$4,643,511	$(2,025,468)	$2,618,043
Securities sold under agreements to repurchase	7,172	—	7,172	(7,172)	—
Total Liabilities	$20,552,891	$(15,902,208)	$4,650,683	$(2,032,640)	$2,618,043

	December 31, 2014
		Gross
	Gross	Amounts	Net amounts
	Amounts of	Offset in the	Presented in
	Recognized	Statement of	the Statement
	Financial	Financial	of Financial	Financial	Net
	Instruments	Position	Position	Instruments	Amount
			(in thousands)
Offsetting of Financial Assets:
Derivatives	$22,204,849	$(18,635,110)	$3,569,739	$(1,014,597)	$2,555,142
Securities purchased under agreements to resell	75,462	—	75,462	(75,462)	—
Total Assets	$22,280,311	$(18,635,110)	$3,645,201	$(1,090,059)	$2,555,142

Offsetting of Financial Liabilities:
Derivatives	$22,189,916	$(17,990,433)	$4,199,483	$(1,140,630)	$3,058,853
Securities sold under agreements to repurchase	208,716	—	208,716	(208,716)	—
Total Liabilities	$22,398,632	$(17,990,433)	$4,408,199	$(1,349,346)	$3,058,853

For information regarding the rights of offset associated with the derivative assets and liabilities in the table above see Note 8. For securities purchased under agreements to resell and securities sold under agreements to repurchase, the Company monitors the value of the securities and maintains collateral, as appropriate, to protect against credit exposure. Where the Company has entered into repurchase and resale agreements with the same counterparty, in the event of default, the Company would generally be permitted to exercise rights of offset. For additional information on the Company’s accounting policy for securities repurchase and resale agreements, see Note 2.

Prudential Global Funding LLC

Notes to Financial Statements

Credit Derivatives Written

The following tables set forth the Company’s exposure from credit derivatives where the Company has written credit protection, by rating of the underlying credits as of the dates indicated. Liability positions are in parentheses.

	December 31, 2015
(in thousands of dollars)	Single Name		Index		Total
Rating Agency Equivalent	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Aaa, Aa, A	$88,000	$(131)	$450,000	$(20,418)	$538,000	$(20,549)
Baa	$270,159	$5,739	$—	$—	$270,159	$5,739
Subtotal: Investment
Grade	$358,159	$5,608	$450,000	$(20,418)	$808,159	$(14,810)
Ba	$260,082	$81	$—	$—	$260,082	$81
B	$23,375	$(715)	$—	$—	$23,375	$(715)
C and lower	$—	$—	$251,000	$(3,888)	$251,000	$(3,888)
In or near default	$—	$—	$—	$—	$—	$—
Subtotal: Below Investment
Grade	$283,457	$(634)	$251,000	$(3,888)	$534,457	$(4,522)
Total	$641,616	$4,974	$701,000	$(24,306)	$1,342,616	$(19,333)

	December 31, 2014
(in thousands of dollars)	Single Name		Index		Total
Rating Agency Equivalent	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Aaa, Aa, A	$25,000	$420	$—	$—	$25,000	$420
Baa	$379,248	$11,696	$—	$—	$379,248	$11,696
Subtotal: Investment
Grade	$404,248	$12,117	$—	$—	$404,248	$12,117
Ba	$169,245	$4,566	$1,544,000	$(1,831)	$1,713,245	$2,735
B	$—	$—	$—	$—	$—	$—
C and lower	$5,000	$178	$—	$—	$5,000	$178
In or near default	$—	$—	$—	$—	$—	$—
Subtotal: Below Investment
Grade	$174,245	$4,744	$1,544,000	$(1,831)	$1,718,245	$2,913
Total	$578,493	$16,860	$1,544,000	$(1,831)	$2,122,493	$15,029

In addition to selling credit protection, the Company has also purchased credit protection using credit derivatives. As of December 31, 2015 and 2014, the Company had $1,342 million and $2,132 million of outstanding notional amounts, reported at fair value as a $19 million asset and a $16 million liability, respectively.

4.                            Fair Value of Assets and Liabilities

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into

Prudential Global Funding LLC

Notes to Financial Statements

three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company’s Level 1 assets include certain cash equivalents and derivative contracts that are traded in an active exchange market.

Level 2 — Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company’s Level 2 assets and liabilities include: cash equivalents, trading assets and liabilities, including certain highly liquid debt instruments with maturities less than 90 days, and certain OTC derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3 — Fair value is based on at least one significant unobservable input for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. Level 3 includes OTC derivatives where the bid-ask spreads are generally wider than derivatives classified within Level 2 thus requiring more judgment in estimating the mid-market price of such derivatives. The Company did not have any Level 3 derivatives as of December 31, 2015 and of December 31, 2014.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014.

	December 31, 2015
(in thousands of dollars)	Level 1	Level 2	Level 3	Netting (1)	Total

Cash equivalents	$768,258	$—	$—	$—	$768,258
Trading assets, at fair value	—	313,115	—	—	313,115
Securities purchased under agreements to resell	—	—	—	—	—
Derivative financial instruments receivable, at fair value	3,192	20,549,067	—	(16,900,530)	3,651,729
Total Assets	$771,451	$20,862,182	$—	$(16,900,530)	$4,733,103
Trading liabilities, at fair value	$—	$2	$—	$—	$2
Derivative financial instruments payable, at fair value	—	20,545,719	$—	(15,902,208)	4,643,511
Total Liabilities	$—	$20,545,721	$—	$(15,902,208)	$4,643,513

	December 31, 2014
(in thousands of dollars)	Level 1	Level 2	Level 3	Netting (1)	Total

Cash equivalents	$585,244	$—	$—	$—	$585,244
Trading assets, at fair value	—	302,501	—	—	$302,501
Securities purchased under agreements to resell	—	75,462	—	—	$75,462
Derivative financial instruments receivable, at fair value	5,849	22,199,001	—	(18,635,110)	$3,569,740
Total Assets	$591,093	$22,576,964	$—	$(18,635,110)	$4,532,947
Trading liabilities, at fair value	$—	$75,359	$—	$—	$75,359
Derivative financial instruments payable, at fair value	—	22,189,916	$—	(17,990,433)	$4,199,483
Total Liabilities	$—	$22,265,275	$—	$(17,990,433)	$4,274,842

Prudential Global Funding LLC

Notes to Financial Statements

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2015, 2014 and 2013.

The following tables present the balance of derivatives assets and liabilities measured at fair value on a recurring basis, as of the date indicated, by primary underlying. These tables include NPR.

	December 31, 2015 Fair Value
	Level 1	Level 2	Level 3	Netting	Total
	(in thousands)
Derivative assets:
Interest Rate	$1,978	$15,329,194	$—	$—	$15,331,172
Foreign Currency	—	676,464	—	—	676,464
Currency/Interest Rate	—	3,932,317	—	—	3,932,317
Credit	—	40,760	—	—	40,760
Equity	1,214	570,332	—	—	571,546
Netting	—	—	—	(16,900,531)	(16,900,531)
Total derivative assets	$3,192	$20,549,067	$—	$(16,900,531)	$3,651,729

	Level 1	Level 2	Level 3	Netting	Total
Derivative liabilities:
Interest Rate	$—	$15,355,216	$—	$—	$15,355,216
Foreign Currency	—	680,982	—	—	680,982
Currency/Interest Rate	—	3,897,551	—	—	3,897,551
Credit	—	41,028	—	—	41,028
Equity	—	570,942	—	—	570,942
Netting	—	—	—	(15,902,208)	(15,902,208)
Total derivative liabilities	$—	$20,545,719	$—	$(15,902,208)	$4,643,511

	December 31, 2014 Fair Value
	Level 1	Level 2	Level 3	Netting	Total
	(in thousands)
Derivative assets:
Interest Rate	$4,241	$15,282,023	$—	$—	$15,286,264
Foreign Currency	—	2,689,856	—	—	2,689,856
Currency/Interest Rate	—	3,130,247	—	—	3,130,247
Credit	—	33,189	—	—	33,189
Equity	1,608	1,063,686	—	—	1,065,294
Netting	—	—	—	(18,635,111)	(18,635,111)
Total derivative assets	$5,849	$22,199,001	$—	$(18,635,111)	$3,569,739

	Level 1	Level 2	Level 3	Netting	Total
Derivative liabilities:
Interest Rate	$—	$15,302,319	$—	$—	$15,302,319
Foreign Currency	—	2,679,881	—	—	2,679,881
Currency/Interest Rate	—	3,101,686	—	—	3,101,686
Credit	—	33,642	—	—	33,642
Equity	—	1,072,388	—	—	1,072,388
Netting	—	—	—	(17,990,433)	(17,990,433)
Total derivative liabilities	$—	$22,189,916	$—	$(17,990,433)	$4,199,483

Prudential Global Funding LLC

Notes to Financial Statements

The following tables provide a summary of the changes in fair value of level 3 assets and liabilities for the years ended December 31, 2015, 2014 and 2013, as well as the portion of gains or losses included in income for the years ended December 31, 2015, 2014 and 2013, attributable to unrealized gains or losses related to those assets and liabilities still held at the end of each year.

Year Ended December 31, 2015
(in thousands of dollars)	Derivative financial instruments receivable, at fair value	Derivative financial instruments payable, at fair value
Fair value, beginning of year	$—	$—
Net trading income (loss)	—	—
Purchases, sales, issuances, and settlements, net	—	—
Transfers into (out of) Level 3	—	—
Fair value, end of year	$—	$—

Net trading income (loss) for assets/liabilities still held	$—	$—

Year Ended December 31, 2014
(in thousands of dollars)	Derivative financial instruments receivable, at fair value	Derivative financial instruments payable, at fair value
Fair value, beginning of year	$161	$161
Net trading income (loss)	(161)	(161)
Purchases, sales, issuances, and settlements, net	—	—
Transfers into (out of) Level 3	—	—
Fair value, end of year	$—	$—

Net trading income (loss) for assets/liabilities still held	$—	$—

	Year Ended December 31, 2013
(in thousands of dollars)	Derivative financial instruments receivable, at fair value	Derivative financial instruments payable, at fair value
Fair value, beginning of year	$19,235	$19,235
Net trading income (loss)	(14,838)	(14,838)
Purchases, sales, issuances, and settlements, net	(4,236)	(4,236)
Transfers into (out of) Level 3	—	—
Fair value, end of year	$161	$161

Net trading income (loss) for assets/liabilities still held	$(3,713)	$(3,713)

Prudential Global Funding LLC

Notes to Financial Statements

Fair Value of Financial Instruments

The Company believes that due to its short-term nature the carrying value of cash equals fair value. At December 31, 2015 and 2014, the balance of cash was $4 million and $2 million, respectively. Cash would generally be classified as level 1.

5.                            Trading Assets and Liabilities

(in thousands of dollars)

Trading assets at December 31, were as follows:

	2015	2014

Obligations of U.S. government securities	$7,186	$212,420
Obligations of foreign government securities (1)	305,929	90,081
	$313,115	$302,501

(1)    The Company invests in these securities to earn an additional yield. They consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. The only foreign governement obligations are Japanese government securities.

Trading liabilities at December 31, were as follows:

	2015	2014

Obligations of U.S. government securities	$2	$75,359

6.                            Trading Activities

The table below sets forth “Net trading income (loss)” in the accompanying Statement of Operations by type of financial instrument.

(in thousands of dollars)	2015 (1)	2014 (2)	2013 (3)

Derivative financial instruments	$29,966	$52,767	$137,282
Trading assets/ liabilities	1,344	159	1
Total, net	$31,310	$52,926	$137,283

(1)    Derivative financial instruments include a gain of $4 million associated with the recording of non-performance risk.

(2)    Derivative financial instruments include a gain of $26 million associated with the recording of non-performance risk and a gain of $19 million associated with future expected payments related to the third party guarantee claim against Lehman Brothers, Inc.

(3)    Derivative financial instruments include a gain of $61 million associated with the recording of non-performance risk and a gain of $45 million associated with future expected payments related to the third party guarantee claim against Lehman Brothers, Inc.

7.                            Securities Purchased Under Agreements to Resell

The Company enters into purchases of securities under agreements to resell the same or substantially the same securities. At December 31, 2015 and 2014, the agreements amounted to $0 million and $75 million, respectively, and consisted of U.S. government securities. As of December 31, 2015 and 2014, the Company had received securities as collateral that can be repledged, sold or otherwise used during the normal course of business. Of these, securities with a fair value of $0 million and $75 million, respectively, were repledged, sold or otherwise used generally as collateral under repurchase agreements or to cover short sales. The amounts advanced under these agreements are reflected as assets on the Statements of Financial Condition. Additionally, the Company is eligible to receive additional collateral based on the fair value of the underlying securities held.

Prudential Global Funding LLC

Notes to Financial Statements

8.                            Market and Credit Risk

The Company’s risk management program includes the identification and the measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities. The Company considers risk management an integral part of its core business.

Market Risk

In the normal course of business, the Company enters into transactions in trading assets, trading liabilities and financial contracts with off-balance sheet risk. These instruments are carried at their current estimated fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, value of securities or commodities, credit spreads, market volatility, and liquidity, as well as other factors. Values can also be affected by changes in estimates and assumptions used in pricing models. Any change in these variables could result in adjustment of the amounts recognized on the financial statements being included currently in both the Statements of Financial Condition and Statements of Operations.

The Company is also exposed to market risk due to the fluctuation in the market or fair value of securities owned and securities sold but not yet purchased (if any). Securities sold, but not yet purchased, represent obligations to the Company to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Company’s ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the Statements of Financial Condition.

The Company’s primary components of market risk include interest rate risk, foreign exchange risk, swap spread risk, volatility risk and yield curve risk. These are monitored on a daily basis across all products by calculating the profit and loss impact of potential changes in market risks over a one-day period. The Company primarily manages risk by entering into offsetting OTC derivative contracts between affiliated and external counterparties. Further, to manage exposure to these risks in connection with its trading activities, the Company may hedge its exposure by purchasing or selling futures contracts, entering into forward contracts, purchasing or selling government securities, purchasing or selling exchange traded interest rate or equity options, or entering into offsetting transactions. These hedging instruments are carried at fair value and contain elements of market and credit risk associated with the execution, settlement, and financing of these instruments similar to the financial contracts described above.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial derivative transactions. The Company manages credit risk by entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties, and by obtaining collateral, such as cash and securities, when appropriate. Additionally, limits are set on single party credit exposures which are subject to periodic management review.

The credit exposure of the Company’s OTC derivative transactions is represented by the contracts with a positive fair value at the reporting date. To reduce credit exposures, the Company seeks to: (i) enter into OTC derivative transactions pursuant to master agreements that provide for a netting of payments and receipts with a single counterparty, and (ii) enter into agreements that allow the use of credit support annexes, which are bilateral ratings-sensitive agreements that require collateral postings at established threshold levels. Cleared derivatives are transactions between the Company and a counterparty where the transactions are cleared through a clearinghouse, such that each derivative counterparty is only exposed to the default of the clearinghouse. These cleared transactions require initial and daily variation margin collateral postings and include certain interest rate swaps and credit default swaps entered into on or after June 10, 2013, related to guidelines under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company also enters into exchange-traded futures and

Prudential Global Funding LLC

Notes to Financial Statements

certain options transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of non-performance by counterparties to such financial instruments.

Under fair value measurements, the Company incorporates the market’s perception of its own and the counterparty’s NPR in determining the fair value of the portion of its OTC derivative assets and liabilities that are uncollateralized. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company’s own credit spread, a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company’s counterparty’s credit spread is applied to OTC derivative net asset positions.

Certain of the Company’s derivative agreements with some of its counterparties contain credit risk-related triggers. If the Company’s credit rating were to fall below a certain level, the counterparties to the derivative instruments could request termination at the then fair value of the derivative or demand immediate full collateralization on derivative instruments in net liability positions. As of December 31, 2015, there were no net liability derivative positions with counterparties with credit risk-related contingent features. As such, the Company has not posted any collateral related to these positions and the Company would not be required to post any additional collateral to the counterparties if the credit risk-related contingent features underlying these agreements had been triggered as of December 31, 2015.

9.                            Transactions with Related Parties

Guarantee

The Company’s payment obligations under derivative financial instruments have been guaranteed by an affiliate of the Company. This credit enhancement is integral to the Company’s business operations. The maximum exposure under these guarantees may be calculated at any point by estimating the replacement cost, on a net present value basis, for each guaranteed contract for which there is a cost. While this amount will vary as a result of changes in fair value, the maximum exposure under this guarantee, net of NPR, at December 31, 2015 and 2014 was the entire derivative liability balance of $4,644 million and $4,199 million, respectively. The Company does not pay a fee in consideration for this guarantee. No payments have been required under this guarantee since inception.

Affiliate OTC Derivative Contracts

In the ordinary course of business the Company transacts OTC derivatives with its affiliates. For these OTC contracts, the Company has a substantially equal and offsetting position with external counterparties. See Note 3 for a summary of the gross notional amounts and fair values of derivative contracts.

Service Agreement

The Company’s general and administrative expenses are charged to the Company using allocation methodologies based on business processes. The Company periodically reviews its allocation methodology and may adjust it from time to time. Management believes that such methodology is reasonable. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential. Under these agreements, the expenses allocated were approximately $7.9 million, $8.6 million, and $7.1 million in 2015, 2014 and 2013, respectively and are included in “General and administrative expenses”.

Related payables under the aforementioned agreements are billed monthly and quarterly. The related payables included in “Other liabilities” were approximately $1 million and $0 million at December 31, 2015 and 2014, respectively.

Prudential Global Funding LLC

Notes to Financial Statements

Securities Posted as Collateral

The Company pledges investment securities as collateral to affiliated and third parties through certain transactions, including securities lending, securities sold under agreements to repurchase and postings of collateral with derivative counterparties.

At December 31, 2015, the carrying value of the investments pledged to third parties through securities lending transactions, reported in “Trading assets, at fair value” was $7 million. At December 31, 2015, the carrying amount of unaffiliated liabilities reported in “Securities sold under agreements to repurchase” supported by these investments was $7 million.

At December 31, 2014, the carrying value of the investments pledged to third parties through securities lending transactions, reported in “Trading assets, at fair value” and “Securities purchased under agreements to resell” was $212 million and $75 million, respectively. At December 31, 2014 the carrying amount of unaffiliated liabilities supported by these investments, reported in “Securities sold under agreements to repurchase” and “Trading liabilities, at fair value” $209 million and $75 million, respectively.

At December 31, 2015, the internal market value of collateral received from OTC derivative unaffiliated and affiliated counterparties was $1,419 million and $411 million, respectively. Of the aforementioned securities $1,743 million had been repledged as collateral for derivatives liability transactions (see Note 3 for derivatives liability balance). At December 31, 2015, the carrying value of investments reported in “Trading assets, at fair value”, pledged to affiliated parties as collateral for derivatives liability transactions was $306 million.

At December 31, 2014, the internal market value of collateral received from OTC derivative unaffiliated and affiliated counterparties was $631 million and $383 million, respectively. All of the aforementioned securities had been repledged as collateral for derivatives liability transactions (see Note 3 for derivatives liability balance). At December 31, 2014, the carrying value of investments reported in “Trading assets, at fair value”, pledged to affiliated parties as collateral for derivatives liability transactions was $86 million.

Dryden Core Investment Fund

At December 31, 2015 and 2014, the Company had cash equivalents of $768 million and $585 million in the Dryden Core Fund (“Core Fund”). The Core Fund entails participating subsidiaries sending excess cash to Prudential on a daily basis. The result is a “pool” of net investments at Prudential, which is invested in short-term investments and earns dividends. The dividends earned on the pool are allocated out to each Core Fund participant based on their proportional shares of the Core Fund. Prudential Investment Management, Inc., an affiliate of the Company, manages and administers the Core Fund.

10.                     Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain representations that provide general indemnifications relating to the derivative financial instruments and master netting agreements or the use of third party products or services. While future exposure under these arrangements is unknown, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to legal and regulatory actions in the ordinary course of its business. Refer to Note 11 for discussion on material litigation. The Company’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company’s results of operations or cash flows could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flows for such period. In light of the unpredictability of the Company’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company’s financial condition. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters,

Prudential Global Funding LLC

Notes to Financial Statements

after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company’s financial condition.

The Company may enter into agreements that contain features that meet the definition of a guarantee under FASB authoritative guidance for guarantees. The guidance defines a guarantee to be a contract that contingently requires the Company to make payments to a third party based on specific changes in an underlying variable that is related to an asset, a liability, or an equity security of the related party. The Company’s agreements, which are more fully described in Note 3, contingently require us to pay amounts based upon changes in market prices and interest rates and the occurrence of specified credit events. These derivative contracts include credit derivatives for the sale of credit protection, and written options, such as interest rate options, swaptions, foreign exchange rate options, and equity security options.

The Company writes credit default swap obligations requiring payment of principal due in exchange for the reference credit obligation, depending on the nature or occurrence of specified events for the referenced entities.

In the event of a specified credit event, the Company’s maximum amount at risk, assuming the value of referenced credits become worthless, is approximately $1,343 million and $2,122 million at December 31, 2015 and 2014, respectively. The Company’s single name credit default swaps generally have maturities of less than 5 years, while the credit protection on the index references have maturities of less than 42 years. The Company has offsetting agreements with a related party for all of the above mentioned credit derivative swaps which are with external counterparties.

11.                     Lehman Brothers Holdings Inc.

As a result of the Chapter 11 bankruptcy petition filed by Lehman Brothers Holdings Inc. (“LBHI”) on September 15, 2008, the Company recorded losses related to the unsecured portion of its counterparty exposure on derivative transactions it had entered into with LBHI and its affiliates. Since the LBHI filing, PGF has recovered $183 million, as of December 31, 2015.

As of December 31, 2015 and 2014 there is a remaining net receivable of $9 million and $24 million, respectively, which has been reflected in the financial statements in “Accounts receivable”

12.                     Subsequent Events

In preparing these financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure. Subsequent events have been evaluated through July 15, 2016 which is the date the financial statements were available to be issued.